Mail Stop 4561

      September 19, 2005

VIA U.S. MAIL AND FAX (310) 393-5455

Mr. Adam Radly
Chief Financial Officer
Edgetech Services Inc.
501 Santa Monica Boulevard
Suite 601
Santa Monica, CA 90401

      Re:	Edgetech Services, Inc.
      Item 4.01 Form 8-K
      Filed September 14, 2005
      File No. 0-27397

Dear Mr. Radly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed September 14, 2005

1. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. Disclose the date your relationship ended.

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please amend your Form 8-K to include this statement.

3. Please amend your Form 8-K to state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

4. Please amend your Form 8-K to include the required letter from your former auditor. This letter is due within 10 business days of the filing of your 8-K and should be filed as Exhibit 16.

5. With respect to the engagement of your new accountant, please amend your Form 8-K to comply with the requirements of Item 304
(a)(2) of Regulation S-B. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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Edgetech Services, Inc.
September 19, 2005



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